UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

The Gap, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

364760-10-8

(CUSIP Number)

Jane A. Spray	with copies to:
c/o Pisces, Inc.	Douglas D. Smith, Esq.
One Maritime Plaza, 14th Floor	Gibson, Dunn & Crutcher LLP
San Francisco, CA 94111	One Montgomery Street, 31st Floor
(415) 288-0540	San Francisco, CA 94104
(415) 393-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 364760-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fisher Core Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 101,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 101,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert J. Fisher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,213,103

	8.	Shared Voting Power 123,205,177 (1)

	9.	Sole Dispositive Power 25,213,103

	10.	Shared Dispositive Power 123,205,177 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 148,418,280 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William S. Fisher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,473,736

	8.	Shared Voting Power 121,229,161 (1)

	9.	Sole Dispositive Power 24,473,736

	10.	Shared Dispositive Power 121,229,161 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 145,702,897 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John J. Fisher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,398,548

	8.	Shared Voting Power 120,581,452 (1)

	9.	Sole Dispositive Power 32,398,548

	10.	Shared Dispositive Power 120,581,452 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 152,980,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.9%

14.	Type of Reporting Person (See Instructions) IN

(1) This includes 101,000,000 shares held by Fisher Core Holdings L.P. over which Robert J. Fisher, William S. Fisher and John J. Fisher, as general partners thereof, share dispositive and voting power.  Robert J. Fisher, William S. Fisher and John J. Fisher each disclaims individual beneficial ownership of the shares held by Fisher Core Holdings L.P., except to the extent of each person’s actual ownership interest in Fisher Core Holdings L.P.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Common Stock, par value $0.05 per share (the “Common Stock”), of The Gap, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

This Statement amends a prior statement on Schedule 13G/A filed by Robert J. Fisher with the Securities Exchange Commission on February 10, 2004.  This Statement also amends a prior statement on Schedule 13G/A filed by John J. Fisher with the Securities Exchange Commission on February 10, 2004.

Item 2.	Identity and Background

a)  This Statement is filed on behalf of the Fisher Core Holdings L.P., a Delaware limited partnership, Robert J. Fisher, William S. Fisher and John J. Fisher (each a “Reporting Person” and collectively the “Reporting Persons”) to reflect that each of the Reporting Persons, Donald G. Fisher and Doris F. Fisher have entered into that certain Limited Partnership Agreement (the “LP Agreement”), dated August 4, 2004 to form Fisher Core Holdings L.P.  The parties to the LP Agreement entered into such agreement for the purpose of establishing the Reporting Persons’ voting and dispositive control over a core holding of the Common Stock of the Issuer to enable the Fisher family to have an ongoing voice in the management and direction of the Issuer.  Pursuant to the LP Agreement, Robert, William and John Fisher, either through family trusts or individually, are the general partners of Fisher Core Holdings L.P., and Donald and Doris Fisher, through a family trust, are the sole limited partners of Fisher Core Holdings L.P.  The LP Agreement provides that any decisions on voting and/or disposition of the shares of Common Stock of the Issuer held by Fisher Core Holdings L.P. will require a majority vote of the general partners.  The limited partners have no voting or dispositive control.

As general partners of Fisher Core Holdings L.P., Robert, William and John Fisher may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by Fisher Core Holdings L.P.  Accordingly, through the execution of the LP Agreement, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their beneficial ownership of the shares of Common Stock of the Issuer.  However, the Reporting Persons expressly declare that the filing of this Statement is not intended as, and should not be deemed to be, an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the individual beneficial owner of the shares of Common Stock of the Issuer held by other members of the group.  The Reporting Persons have entered into a Joint Filing Agreement, dated August 5, 2004, a copy of which is attached as Exhibit 2 hereto, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

b) The address of the principal business and principal office for the Reporting Persons is c/o Pisces, Inc., One Maritime Plaza, Suite 1400, San Francisco, CA 94111.

c)                                      (1)  Robert J. Fisher is Chairman of the Board of Directors of the Issuer, which is an international specialty retailer that sells casual apparel and accessories.  The business address of the Issuer is Two Folsom Street, San Francisco, CA 94105.

(2)  John J. Fisher is principally employed as President of Pisces, Inc., which is a family management company.  The business address of the Pisces, Inc. is One Maritime Plaza, Suite 1400, San Francisco, CA 94111.

(3) William S. Fisher is a managing director of Manzanita Capital Ltd.

(4)  Fisher Core Holdings L.P. is a limited partnership formed for the purpose of holding, managing and voting the shares of Common Stock of the Issuer contributed by its partners to the limited partnership.

d) & e)  During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) The following Reporting Persons are citizens of the United States: Robert J. Fisher, William S. Fisher and John J. Fisher. Fisher Core Holdings L.P. is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons are deemed to beneficially own certain shares of Common Stock of the Issuer as reflected in this Statement, including shares beneficially owned by the other Reporting Persons, as a result of their entry into the LP Agreement as more specifically described in Item 2a) above.  The terms of the LP Agreement are hereby incorporated by reference herein.  No consideration was or will be used to acquire beneficial ownership of the shares of Common Stock of the Issuer which the Reporting Persons are deemed to have acquired beneficial ownership of as a result of having entered into the LP Agreement.

In addition to the shares that the Reporting Persons are deemed to have acquired as a result of the LP Agreement, Robert, William and John Fisher also previously acquired shares of Common Stock of the Issuer prior to the registration of such shares under the Act.  Robert and William Fisher have also previously acquired shares of Common Stock of the Issuer upon the exercise of options.  All such shares were acquired with personal funds.

Item 4.	Purpose of Transaction

This Statement is being filed as a result of the execution of the LP Agreement as more fully described in Item 2a) above. The purpose for the execution of the LP Agreement is to establish a significant core holding of the Common Stock of the Issuer to enable the Fisher family to continue to have an ongoing voice in the management and direction of the Issuer.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the federal securities laws, determine to increase or decrease their respective ownership of shares of the Issuer’s Common Stock of the Issuer through purchases or sales of such Common Stock of the Issuer in the open market or in privately negotiated transactions.  The review of their respective investments in the Issuer by the Reporting Persons will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons regarding their respective investments in the Issuer.  At the time of filing this Statement, the Reporting Persons have no plans to purchase additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.

The Reporting Persons have no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a series of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (ix) any action similar to any of those described above.  However, Robert J. Fisher, Chairman of the Board of Directors of the Issuer, may, in such capacity, from time to time, be involved in discussions which relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.  The Reporting Persons disclaim any obligation to report on any plans with respect to the transactions described in this Item 4 that develop as a result of the Fisher family members’ involvement in the ongoing management as an officer or director of the Issuer and participation in decisions regarding the Issuer’s transactions.

Item 5.	Interest in Securities of the Issuer

a)  The Reporting Persons beneficially own the number of shares of Common Stock of the Issuer listed below, representing approximately the percentage of shares of Common Stock of the Issuer outstanding as of June 30, 2004 as listed below.  There were 902,956,934 shares of Common Stock of the Issuer outstanding as of June 30, 2004.

	Shares		Percentage of Total

Fisher Core Holdings L.P.	101,000,000		11.2%

Robert J. Fisher	148,418,280	*	16.4%

William S. Fisher	145,702,897		16.1%

John J. Fisher	152,980,000		16.9%

* including options to buy 22,552 shares

The Reporting Persons expressly disclaim that they have agreed to act together and do not have voting or dispositive power over shares of the Issuer other than as described in this Statement.  The filing of this Statement by the Reporting Persons should not be considered an admission that such Reporting Persons, for purposes of Section 13(d) of the Act, are the individual beneficial owners of any shares of Common Stock of the Issuer in which such Reporting Persons do not have any ownership and economic interest.

b)  As of the date of this Statement, the Reporting Persons have the sole power to vote and sole dispositive power over the number of shares of the Common Stock of the Issuer listed below, which represents approximately the listed percentage of the total outstanding shares of Common Stock of the Issuer based upon the number of shares outstanding as of June 30, 2004.  As of the date of this Statement, pursuant to the LP Agreement, the Reporting Persons have shared power to vote and shared dispositive power over the number of shares of the Issuer’s Common Stock listed below, which represents approximately the listed percentage of the outstanding shares of Common Stock of the Issuer based upon the number of shares outstanding as of June 30, 2004.

	Sole Power Shares		Percentage of Total

Fisher Core Holdings L.P.	0		0.0%

Robert J. Fisher	25,213,103	*	2.8%

William S. Fisher	24,473,736		2.7%

John J. Fisher	32,398,548		3.6%

* including options to buy 22,552 shares

	Shared Power Shares	Percentage of Total

Fisher Core Holdings L.P.	101,000,000	11.2%

Robert J. Fisher	123,205,177	13.6%

William S. Fisher	121,229,161	13.4%

John J. Fisher	120,581,452	13.4%

c) Other than as reported herein, the Reporting Persons have not effected any transactions involving shares of Common Stock of the Issuer during the past 60 days.

d)  Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the shares of the Issuer’s Common Stock of the Issuer that are beneficially owned by the Reporting Persons.  Donald and Doris Fisher contributed 86,000,000 shares of Common Stock of the Issuer to Fisher Core Holdings L.P. in exchange for their limited partnership interest in Fisher Core Holdings L.P.  As limited partners, Donald and Doris Fisher do not have voting or dispositive power over the shares of Common Stock of the Issuer held by Fisher Core Holdings L.P. but have the right to receive distributions relating to their limited partnership interest in Fisher Core Holdings L.P.

e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As more fully described in Item 2a) of this Statement, this Statement has been filed to reflect that the Reporting Persons have entered into the LP Agreement.  Pursuant to the LP Agreement, any decisions on voting and/or disposition of the shares of Issuer’s Common Stock held by Fisher Core Holdings L.P. will require a majority vote of the general partners, Robert, William and John Fisher.

Other than the LP Agreement and the Joint Filing Agreement, there are as of the date of this Statement, no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock of the Issuer to the best knowledge of the Reporting Persons.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 - Fisher Core Holdings L.P. Limited Partnership Agreement, dated August 4, 2004.
Exhibit 2 – Joint Filing Agreement by and among Robert J. Fisher, William S. Fisher, John J. Fisher and Fisher Core Holdings L.P., dated August 5, 2004.
Exhibit 3 – Power of Attorney, dated August 5, 2004. Power of Attorney, dated December 15, 1998

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2004
Date
*
Signature
For: Fisher Core Holdings L.P.
Name/Title

August 5, 2004
Date
*
Signature
Robert J. Fisher
Name/Title

August 5, 2004
Date
*
Signature
William S. Fisher
Name/Title

August 5, 2004
Date
*
Signature
John J. Fisher
Name/Title

* This Schedule 13D was executed by Jane Spray as Attorney-in-Fact for Fisher Core Holdings L.P., Robert, William and John Fisher pursuant to the Powers of Attorney attached hereto as Exhibit 3.